9 (a)(i)  - Putnam Acquisition Financing Inc.,
Putnam Acquisition Financing LLC,
Putnam Investments, LLC, Great-West Lifeco
U.S. LLC, Great-West Financial
(Nova Scotia)Co., Great- West Financial
(Canada) Inc., Great-West Lifeco Inc.,
Power Financial Corporation,
171263 Canada Inc., Power Corporation
of Canada, Pansolo Holdings Inc.,
and The Desmarais Family Residuary Trust.